EX (2)(n)

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated March 1, 2024 and each included in this Post-Effective Amendment No. 2 to the Registration Statement (Form N-2, File No. 333-260182) of the John Hancock Asset-Based Lending Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated December 22, 2023, with respect to the financial statements and financial highlights of John Hancock Asset-Based Lending Fund included in the Annual Report to Shareholders (Form N-CSR) for the period ended October 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 23, 2024